Royal Resources Partners LP

One Allen Center

500 Dallas Street, Suite 1250

Houston, Texas 77002

July 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Royal Resources Partners LP

Request to Withdraw Registration Statement on Form S-1

File No. 333-204873

Ladies and Gentlemen:

Royal Resources Partners LP (the “Partnership”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-204873) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on a confidential basis on November 13, 2014, and most recently amended on July 15, 2015.

The Partnership has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. Accordingly, the Partnership hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please forward copies of the order consenting to the withdrawal of the Registration Statement to our counsel Matthew R. Pacey, P.C. at Kirkland & Ellis LLP via facsimile at (713) 835-3601 and via email at matt.pacey@kirkland.com.

The Partnership requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Partnership’s account for future use.

If you have any questions regarding this application, please contact Matthew R. Pacey, P.C. at (713) 835-3786 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

ROYAL RESOURCES PARTNERS LP

By:	Royal Resources Partners GP, LLC,
its general partner

By:	/s/ Randolph Newcomer, Jr.
Name:	Randolph Newcomer, Jr.
Title	Chief Executive Officer